UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES RESOLUTIONS ADOPTED AT ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING ON APRIL 27, 2010

Guadalajara, Jalisco, Mexico, April 29, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) announces that at the Company’s general ordinary shareholders’ meeting that took place on April 27, 2008, the following resolutions were taken:

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

FIRST - Approval of the Chief Executive Officer’s report regarding the results of operation for the fiscal year ended December 31, 2009, in accordance with Article 44, Section XI of Mexican Securities Market Law and Article 172 of the Mexican Corporation Law, and the accompanying external auditor’s report on the Company’s audited financial statements and that of its subsidiaries per the last report of the Company’s financial position.

Similarly, the following reports were also approved:

a)	The Board of Directors’ comments to the Chief Executive Officer’s report.

b)
The Board of Directors’ report issued according to Article 172, clause b) of the Mexican General Corporations Law, which contains the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

c)	The report on operations and activities in which the Board of Directors has intervened during the fiscal year ended December 31, 2009, pursuant to the Mexican Securities Market Law.

d)
The annual report on the activities by the Audit and Corporate Practices Committees pursuant to Article 43 of the Mexican Securities Market Law and the report with respect to the Company’s subsidiaries.

e)	The report on the Company’s compliance with tax obligations for the period from January 1, 2009 to December 31, 2009.

SECOND - Discussion and approval of the financial statements of the Company and its subsidiaries, including the balance sheet, the income statement, the statements of changes in financial position, and the cash flow statement, in each case for the fiscal year from January 1, 2009 to December 31, 2009, and approval of the external auditor’s report regarding the above-mentioned financial statements.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

THIRD - Approval of the Company’s net income for the period ended December 31, 2009, which was Ps. 1,199,444,483.00 (ONE BILLION, ONE HUNDRED AND NINETY NINE MILLION, FOUR HUNDRED FORTY FOUR THOUSAND, FOUR HUNDRED AND EIGHTY THREE PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 59,972,224.00 (FIFTY NINE MILLION, NINE HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED TWENTY FOUR PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,139,472,259 (ONE BILLION, ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY NINE PESOS), allocated to net income pending allocation.

FOURTH - Approval of the allocation of net income in the amount of Ps. 1,139,472,258 (ONE BILLION, ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY EIGHT PESOS) to pay a dividend of Ps. 1,000,000,000 (ONE BILLION PESOS), or Ps. 1.7825311942959 (ONE POINT SEVEN EIGHT TWO FIVE THREE ONE ONE NINE FOUR TWO NINE FIVE NINE PESOS) per each of the 561 million outstanding shares, leaving the amount of Ps. 139,472,259.00 (ONE HUNDRED THIRTY NINE MILLION, FOUR HUNDRED SEVENTY TWO THOUSAND, TWO HUNDRED AND FIFTY NINE PESOS) as net income pending allocation.  The amount allocated for a dividend will be paid out in the following manner:

a)
Ps. 750,000,000 (SEVEN HUNDRED FIFTY MILLION PESOS), or Ps. 1.33689839572193 (ONE POINT THREE THREE SIX EIGHT NINE EIGHT THREE NINE FIVE SEVEN TWO ONE NINE THREE PESOS) for each of the 561 million outstanding shares, on or before May 28, 2010.

b)
Ps. 250,000,000 (TWO HUNDRED FIFTY MILLION PESOS), or Ps. 0.445632798573975 (ZERO POINT FOUR FOUR FIVE SIX THREE TWO SEVEN NINE EIGHT FIVE SEVEN THREE NINE SEVEN FIVE) for each of the 561 million outstanding shares, on or before November 30, 2010.

FIFTH - Approval to reduce the amount of outstanding Shareholder’s Equity to Ps. 25,780,554,304.00 (TWENTY FIVE BILLION SEVEN HUNDRED AND EIGHTY MILLION FIVE HUNDRED AND FIFTY FOUR THOUSAND THREE HUNDRED AND FOUR PESOS) from Ps. 26,780,554,304.00 (TWENTY SIX BILLION SEVEN HUNDRED AND EIGHTY MILLION FIVE HUNDRED AND FIFTY FOUR THOUSAND THREE HUNDRED AND FOUR PESOS).  This amount is derived from the audited Shareholders’ Equity as of December 31, 2009 minus the proposed dividend of Ps. 1,000,000,000.00 (ONE BILLION PESOS), which will be charged to retained earnings pending distribution

SIXTH - Approval to cancel, in accordance with Article 56 of the Mexican Securities Markets Law, the Company’s share repurchase program which previously authorized share repurchases for up to Ps. 864,617,000.00 (EIGHT HUNDRED SIXTY FOUR MILLION, SIX HUNDRED SEVENTEEN THOUSAND PESOS) for the 12 month period beginning on April 28, 2009, with the remaining amounts under this program being restored to retained earnings.

SEVENTH - Approval of the Nomination and Compensation Committee’s report with respect to the designation of the four proprietary members of the Board of Directors and their respective alternates named by Series “BB” holders, as follows:

PROPRIETARY	SUPPLEMENTS
Demetrio Ullastres Llorente.	Jaume Reynal
Javier Marin San Andrés	Rodrigo Marabini Ruiz
Laura Díez Barroso Azcárraga	Vicente Corta Fernández
Carlos del Río Carcaño	Eduardo Sánchez Navarro

EIGHTH Acknowledgment that no holder or group of holders of Series “B” shares that own over 10% of the equity of the Company requested the right to nominate a member of the Board of Directors.

NINTH – This item was not voted on based upon a decision of the Chairman of the meeting who said she had been notified of a proceeding that prevents the resolution of this matter. This decision was objected to by a group of shareholders who asked that the matter be voted on nominally, and further stated that a vote on the item was not precluded by the proceeding. The Chairman declined to proceed, and several minority shareholders supported the Chairman.

TENTH – Acknowledgement of receipt of the report concerning individual or accumulated transactions that are equal to or higher than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico or, if applicable, transactions with relevant shareholders, in accordance with Article 29 of the Company’s by-laws.

MEETING AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

FIRST - Approval of a capital reduction of Ps. 900,000,000.00 (NINE HUNDRED MILLION PESOS), to be paid in cash and proportionately among the total outstanding shares by May 28, 2010.

SECOND – Approval of the changes to the corporate bylaws as approved by the Board of Directors with respect to the first paragraph of Article six of the corporate by-laws of the Company, relative to Shareholders’ Equity to read as follows:

Article 6. Shareholders’ Equity. Shareholders’ equity will be variable.  The minimum fixed capital amount is Ps.15,427,580,324.00 (Fifteen billion, four hundred twenty-seven million, five hundred eighty thousand three hundred and twenty-four pesos), representing 561,000,000 (Five hundred sixty-one million) ordinary registered Class I shares and without par value, fully subscribed and paid.  The variable portion of shareholders’ equity, if any, will be represented by ordinary registered Class II shares and without par value, will have other characteristics to be determined at the Shareholders’ Meeting that approves its issuance.

NOTE:

Given that the Company’s by-laws require a majority for the approval of resolutions during a Shareholders’ Meeting, the following items would be left unapproved:

a)	Approval of Financial Statements (Ordinary Shareholders’ Meeting)
b)	Declaration and Payment of dividends (Ordinary Shareholders’ Meeting)
c)	Reduction of equity capital (Extraordinary Shareholders’ Meeting)
d)	Modifications to the Company’s By-laws as a result of the reduction in equity capital (Extraordinary Shareholders’ Meeting)

This is for the same reason that Item 9 above was omitted, namely that given the fact that several shareholders, owners of less than 10,000 shares, expressed that, in their opinion, the voting rights of the strategic partner, Aeropuertos Mexicanos del Pacífico, S.A. de C.V., owner of the series BB shares, were suspended as a result of the pending proceeding and orders issued by a Civil Matters Court in Mexico City.

On the other hand, other shareholders argued the contrary, explaining that the pending proceeding was not applicable to GAP and that, furthermore, the restrictions had been previously overcome in shareholders’ meetings of the strategic partner held prior to this shareholders’ meeting.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: April 29, 2010